Exhibit 99.4

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (this “Agreement”) dated as of August 20, 2025, is among Ming Shing Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), Winning Mission Group Limited, a company incorporated under the laws of British Virgin Islands (the “Assignor”) and Rich Plenty Investment Limited, a company incorporated under the laws of British Virgin Islands (the “Assignee”).

WHEREAS:

A. Pursuant to a BTC Purchase Agreement (the “Purchase Agreement”) dated of even date herewith, the Company shall issue (1) a promissory note with a principal amount of US$482,961,500 (the “Original Note Value”) and (2) a warrant representing the right to purchase 402,467,916 ordinary shares (the “Ordinary Shares”), par value US$0.0005 per share, of the Company (the “Original Warrant Value,” together with the Original Note Value, the “BTC Consideration”) to the Assignor at the closing (the “Closing”) of the Purchase Agreement.

B. The Assignor wishes to grant, assign, transfer and set over unto the Assignee (the “Assignment”) the entire right, title, obligation and interest in and to 50% of the value of the BTC Consideration (the “Assigned BTC Consideration”) upon the terms and conditions contained in this Assignment Agreement.

C. The Assignee wishes to receive the Assigned BTC Consideration upon the terms and conditions contained in this Agreement and agrees to issue a promissory note (the “Consideration Note”) in the amount of 2,125 Bitcoins to the Assignor in consideration of the Assignment.

C. The Company is willing to consent to the Assignment upon the terms and conditions contained in this Assignment Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Assignment. The Assignor hereby grants, assigns, transfers and sets over unto the Assignee its entire right, title, obligation and interest in and to the Assigned BTC Consideration, including, without limitation, all rights, benefits and advantages of the Assignor to be derived therefrom and all obligations and liabilities to be derived thereunder, in consideration of the delivery of the Consideration Note by the Assignee to the Assignor.

2. Company Consent. The Company agrees and consents to the Assignment.

3. Restructuring. The Assignor, the Assignee and the Company agree to restructure the terms of the BTC Consideration (the “Restructuring”) whereby the Company will issue (1) two convertible promissory notes (each, a “Note”) with identical terms in substantially the form attached hereto as Exhibit A, each in the amount of 50% of the Original Note Value, to the Assignee and the Assignor, respectively and (2) two warrants (each, a “Warrant”) with identical terms in substantially the form attached hereto as Exhibit B, each in the amount of 50% of the Original Warrant Value, to the Assignee and the Assignor, respectively.

4. Closing. In consideration of the Assignment and the Restructuring, the Company will issue and deliver a Note and a Warrant to each of the Assignor and the Assignee, at the Closing. The Assignee shall also delivery the Consideration Note to the Assignor.

5. Amendment. This Agreement may, by notice given prior to or at the Closing, by mutual written consent of all parties.

6. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters.

7. Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the all the parties hereto or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

8. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the state of New York. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement shall be commenced exclusively in the courts of the state of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the state of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby.

9. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

10. WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

11. Execution. This Agreement may be signed in one or more counterparts, each of which when so signed will be deemed an original, and such counterparts together will constitute one in the same instrument.

IN WITNESS WHEREOF this agreement was signed by the parties hereto effective as of the day and year first above written.

Company:

Ming Shing Group Holdings Limited

By:	/s/ Wenjin Li
Name:	Wenjin Li
Title:	Chief Executive Officer and Director

Assignor:

Winning Mission Group Limited

By:	/s/ Kuek Gaik Ching
Name:	Kuek Gaik Ching
Title:	Director

Assignee:

Rich Plenty Investment Limited

By:	/s/ Wu Li Wen
Name:	Wu Li Wen
Title:	Director

Exhibit A

Form of Promissory Note

Exhibit B

Form of Warrant